votes.htmEX-99.77C VOTES 2 votes.htm MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS




The Leader Short-Term Bond Fund
Form N-SAR
Annual Period Ended May 31, 2009






Sub-Item 77C:  Matters submitted to a vote of security holders


A special shareholder meeting (the Meeting) of shareholders of The Leader Short-Term Bond Fund was held at the offices of at U.S Bancorp Fund Services, LLC, 615 East Michigan Street, 2nd Floor, Milwaukee, WI 53202, on Friday, October 17, 2008 at 10:00 a.m., Central time.
The purpose of the Meeting was to seek approval for a proposed reorganization of the Acquired Fund. The Acquired Fund is currently organized as a series of Trust for Professional Managers, an investment company with its principal offices at U.S Bancorp Fund Services, LLC, 615 East Michigan Street, 2nd Floor, Milwaukee, WI 53202. After completion of the proposed tax-free reorganization, the Acquired Fund would be a series of Northern Lights Fund Trust, an investment company with its principal offices at 450 Wireless Blvd., Hauppauge, New York 11788. This proposed reorganization of the Acquired Fund will not result in a change in Advisor to the Acquired Fund, or any change to the Acquired Funds investment objective, strategies or investment policies.




As of the close of business on August 29, 2008, the record date of the Meeting, there were issued and outstanding 10,680,599 shares, of which 5,871,076 shares voted, representing 54.97% of the Leader Short-Term Bond Fund.




The tabulation of the shareholder votes rendered the following results:




      FOR  		AGAINST 	 ABSTAIN
      5,448,590  	142,145  	 280,341


Percentage of Voted Shares
      FOR %  		AGAINST %  	ABSTAIN %
      92.80%  		2.42%  		4.78%